MIPSolutions, Inc.

3773 West 5th St.

Post Falls, ID 83854

September 30, 2011

Charles Lee

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:

MIPSolutions, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed April 20, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Filed May 23, 2011

File No. 333-141927

Dear Mr. Lee:

We offer the following responses to the Staff's comment letter dated August 16, 2011.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.

We note your indication that you intend to raise additional capital through at least one private placement of equity or debt to secure additional financing “if [you are] not able to complete the Share Exchange Agreement filed on Form 8-K filed with the SEC on June 10, 2010.”  We further note that the Share Exchange Agreement has since been terminated.  Please confirm that your future periodic reports will disclose what your plans are, and tell us what this disclosure will look like, in light of the termination of this agreement, as we note that you state that your business “will likely fail if [you are] unable to raise proceeds through the sale of securities.”

Response:   On July 27, 2011, the Company entered into a non-binding letter of intent to enter into a new business combination transaction with AWG International, Inc.  The Company had been unable to complete the business combination with AWG as originally contemplated due to delays associated with AWG's audited financial statements.   The Company expects to formally enter into a revised Exchange Agreement during October 2011.  The Company will file a current report on Form 8-K announcing the new AWG business combination agreement once executed.

2.

We note that you incorporate by reference several periodic reports and a registration statement filed with us.  You many not incorporate by reference such documents.  Please remove such documents from the heading “Documents Incorporated by Reference” on the cover page of the report and delete statements in the report that you are incorporating by reference such documents.

Response:   We will remove reference to the reports when we file our amended 10-K.

3.

Please disclose, beneath the signatures included in the certifications filed as Exhibits 31.1, 31.2, 32.1 and 32.2, the capacities (e.g., principle executive officer or principal financial officer) in which Messrs. Lamberson and McDonald signed such certifications.

Response:   We will make the requested changes when we file our amended 10-K report.

Item 11.  Executive Compensation, page 41

4.

Please disclose the amounts paid to Messrs. McDonald and Lamberson for each of 2009 and 2010 in the tabular format required by Item 402(n) of Regulation S-K.

Response:   We will include a table as set forth below:

The following information is provided concerning the compensation of the named executive officers for the last two fiscal years:

Table 1.

							Nonqualified
Name						Non-Equity	Deferred	All
and				Stock	Option	Incentive Plan	Compensation	Other
Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Jeff Lamberson,	2010	60,000	-0-	-0-	-0-	-0-	-0-	-0-	60,000
Pres., CEO and	2009	60,000	-0-	-0-	-0-	-0-	-0-	-0-	60,000
Director(1)

Gary MacDonald,	2010	60,000	-0-	-0-	-0-	-0-	-0-	-0-	60,000
CEO,
Director(2)	2009	60,000	-0-	-0-	-0-	-0-	-0-	-0-	60,000

Notes to Compensation:

(1)  Gary MacDonald converted $70,000 of accrued salary into common shares at $.10 per share in December 2010.

(2)  Jeffery Lamberson converted $ 95,330 of accrued salary and expenses into common shares at $.10 per share in December 2010.

Director Compensation, page 42

5.

Please disclose the amounts paid to your directors for 2010 in the tabular format required by Item 402(r) of Regulation S-K.  If no amounts were paid, then please include a statement to such effect.  We also note the statement that you granted new directors 50,000 restricted shares prior to the recent change in management.  Please disclose the aggregate stock awards held by your directors as of the end of your most recently completed fiscal year.  See Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

Response:   No director compensation was paid during the fiscal years ending December 31, 2009 and 2010.  We will make the following changes to the 10-K report:

~~We granted each new Director that came on the board 50,000 restricted shares of our common stock, $.001 par value prior to the recent change in management. No other compensation has been considered to date but the board plans to address the subject in 2010.~~    The Company did not pay any director compensation during fiscal years ending December 31, 2009 and 2010.

Item 13.  Certain Relationships and Related Transactions and Director Independence, page 42

6.

Please disclose a related party transaction on the basis of whether such transaction exceeded the lesser of $120,000 or one percent of the average of your total assets as of the end of your last two fiscal years.  The basis for disclosure should not be whether a transaction “has or will materially affect [you].”  Please apply the foregoing standard and tell us whether there are any transactions required to be disclosed pursuant to Item 404(d) of Regulation S-K.

Response:   We will revise Item 13 as follows:

Except as set forth ~~herein~~ below, none of the Company’s directors or officers nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to its outstanding shares, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction in any presently proposed transaction ~~which has or will materially affect the Company~~.

In December 2010 Gary MacDonald converted $70,000 of accrued salary into common shares valued at $0.10 per share.

In December 2010, Jeff Lamberson converted $95,330 of accrued salary and expenses into common shares valued at $0.10 per share.

On April 12, 2010, the Company issued 300,000 common shares to Ed Hunton as payment on $28,009 note.  Mr. Hunton was a company director and executive officer until his resignation on November 6, 2008.

Signature, page 44

7.

Please identify, in the signature blocks following the second paragraph, the individual(s) who signed the report on your behalf as your principal financial officer and as your controller or principal accounting officer.  See General Instruction D(2)(a) of Form 10-K.

Response:   The individuals who signed the report will be identified as requested when we file our amended 10-K report.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

General

8.

Please comply with comment three, as it applies to your Form 10-Q for fiscal quarter ended March 31, 2011.

Response:   The Company will comply with the request on all future filings.

The company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeff Lamberson

Jeff Lamberson

President